

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 9, 2017

Dr. Ali Tehrani
President and Chief Executive
Zymeworks Inc.
Suite 540—1385 West 8th Avenue
Vancouver, BC V6H 3V9
Canada

     Re: **Zymeworks Inc.**
          Amendment No. 2 to
          Draft Registration Statement on Form F-1
          Submitted February 24, 2017
          CIK No. 0001403752

Dear Dr. Tehrani:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2017 letter.

Summary

Overview, page 1

1.   We acknowledge your response to our prior comment three and your statement that you believe the word "validated" is appropriate because your strategic partnerships show that your partners "recognize a potential value" in your capabilities and technologies. However, we continue to believe that use of the word "validated" suggests that there was a more formal approval or certification that resulted from the use of your technologies by

these companies as opposed to the general use of the technologies. Please delete the language that the strategic partnerships "validated" your technologies.

Proprietary Therapeutic Platforms, page 4

2.   We note your revised disclosure and response to comment 4. We continue to believe that it is premature to include a discussion of your discovery programs in the table in your summary as you have not yet identified a product candidate. Please revise to remove the discovery programs. We will not object if you include narrative disclosure about these programs. Please also include a Phase 2 and Phase 3 column in your pipeline table.

Business

EFECT Antibody Effector Function Modulation Platform, page 112

3.   We acknowledge your revised disclosures in response to comment 10. However, the graphs on page 113 are still unclear. Please further explain the significance of the graphs in terms a lay investor will understand.

Consolidated Financial Statements

4.   Your financial statements became stale after February 14, 2017. Any subsequent amendments must include updated audited financial statements.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

5.   Please refer to the second bullet of our prior comment 15 in which we state that "This comment also applies to various disclosures within Note 13. Research Collaboration and Licensing Agreements." It is not clear how this was addressed in Note 13 such that a reader can determine which milestones discussed therein do not meet the definition of a milestone in ASC 605-28. For example, you discuss commercial milestones in the penultimate paragraph on F-33 that depend solely on the collaborator or licensee, yet it is not clear whether those milestones are included in the paragraph that follows, which appears to address substantive and non-substantive milestones that meet the definition in 605-28.

You may contact Ibolya Ignat at 202-551-3636 or Jim B. Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Riccardo Leofanti
     Skadden, Arps, Slate, Meagher & Flom LLP